April 8, 2020

Janesh Moorjani
Chief Financial Officer
Elastic N.V.
800 West El Camino Real, Suite 350
Mountain View, California 94040

       Re: Elastic N.V.
           Form 10-K for the fiscal year ended April 30, 2019
           File No. 001-38675

Dear Mr. Moorjani:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Jane Bone, Chief Accounting Officer